SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT FORM

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported) April 26, 2002

National Real Estate Limited Partnership Income Properties II
(Exact name of registrant as specified in its charter)

Wisconsin	01-16874	39-1553195
(State or other Jurisdiction of Organization)	(Commission File Number)	(IRS Employer Identification Number)

1155 Quail Court, Pewaukee, Wisconsin	53072-3703
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (262) 695-1400

Not Applicable
(Former name or former address, if changed since last report)

Item 2. Acquisition or Disposition of Assets

National Real Estate Limited Partnership Income Properties II (the Partnership) sold Phases II & III of a self storage locker facility known as Cave Creek Lock-It-Lockers on April 26, 2002, to Ms. Cheryl Enders for $1,760,096. Phase I, the only other phase of Cave Creek Lock-It-Lockers, owned by National Real Estate Limited Partnership Income Properties, was also sold on April 26, 2002, to Ms. Cheryl Enders for $319,904 for a combined property sale price of $2,080,000.

Cave Creek Lock-It-Lockers is located at 1201 E. Cinnabar, Phoenix, Arizona. Constructed in 1985, Cave Creek Lock-It-Lockers is a self storage facility, on approximately 1.7 acres, consisting of approximately 46,283 net rentable square feet.

No relationship exists between Ms. Cheryl Enders, the purchaser, and National Real Estate Limited Partnership Income Properties II, the seller, or any of its affiliates, any director or officer of the Partnership, or any associate of any such director or officer.

Item 7. Financial Statements and Exhibits

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial statements of the Partnership have been prepared to illustrate the effect of the sale of Cave Creek Lock-It-Lockers Phases II & III. The unaudited September 30, 2001 pro forma Balance Sheet gives effect to the sale of Cave Creek Lock-It-Lockers Phases II & III as if it has occurred on January 1, 2001. The unaudited pro forma Statement of Operations for the year ended December 31, 2000, gives effect to the sale of Cave Creek Lock-It-Lockers Phases II & III as if it had occurred on January 1, 2000. The unaudited pro forma Statement of Operations for the nine months ended September 30, 2001, gives effect to the sale of Cave Creek Lock-It-Lockers Phases II & III as if it had occurred on January 1, 2001.

The pro forma combined financial statements are presented for illustrative purposes only, and are not necessarily indicative of the financial position results of operations of the Partnership that would have been reported had the sale of Cave Creek Lock-It-Lockers Phases II & III occurred on the dates indicated, nor do they represent a forecast of the financial position of the Partnership at any future date, or the results of operations of the Partnership for any future period.

NATIONAL REAL ESTATE LIMITED PARTNERSHIP INCOME PROPERTIES II

(A Wisconsin Limited Partnership)

BALANCE SHEET

(Unaudited)

	Actual September30, 2001	Pro forma September 30, 2001
ASSETS		
Cash and cash equivalents	$254,843	$1,813,113
Escrow deposits and other assets	46,255	35,036
Investment properties, at cost		
Land	516,590	111,794
Buildings and improvements	4,154,507	2,831,948
	4,671,097	2,943,742
Less accumulated depreciation	1,905,479	1,263,412
	2,765,618	1,680,330
Intangible Assets:		
Debt issue costs, net of accumulated amortization of $29,632 as of September 30, 2001	2,947	2,947
	$3,069,663	$3,531,426
LIABILITIES AND PARTNERS= CAPITAL		
Liabilities:		
Accrued expenses and other liabilities	$536	$0
Accrued real estate tax	22,726	(4,229)
Tenant security deposits	26,450	26,450
Mortgage note payable	519,062	519,062
Deferred rent	14,936	1,815
	583,710	543,098
Partners= Capital:		
General Partners	57,086	59,333
Limited Partners (authorized C 40,000 Interests; issued C 20,653.69 Interests)	2,428,867	2,928,995
	2,485,953	2,988,328
See notes to financial statements.	$3,069,663	$3,531,426

NATIONAL REAL ESTATE LIMITED PARTNERSHIP INCOME PROPERTIES II

(A Wisconsin Limited Partnership)

Statement of Operations

(Unaudited)

	Actual ended December 31,2000	Pro forma ended December 31,2000	Actual 9 months ended September 30, 2001	Pro forma 9 months ended September 30, 2001
INCOME				
Operating income	$764,017	$469,952	$563,053	$345,322
Total income	764,017	469,952	563,053	345,322
OPERATING EXPENSES				
Operating expenses	342,585	207,766	235,818	146,694
Administrative expenses	167,750	141,467	112,408	86,394
Depreciation and amortization	146,233	101,487	109,429	75,868
Interest expense	45,761	45,761	33,295	33,295
Total expenses	702,329	496,481	490,950	342,251
Income (Loss) from Operations	61,688	(26,529)	72,103	3,071
Other Income:				
Interest income	21,255	20,493	8,211	7,820
Gain on sale		533,682		571,798
Net Income	$82,943	$527,646	$80,314	$582,689
Net Income attributable to General Partners (5%)	$4,147	$5,035	$4,016	$8,572
Net Income attributable to Limited Partners (95%)	$78,796	$522,611	$76,298	$574,117
Per Limited Partnership Interests outstandingB20,653.69	$3.82	$25.30	$3.69	$27.80

See notes to financial statements.

Cash from Sale

Cash proceeds from the sale of Cave Creek Lock-It-Lockers Phases II & III will be distributed to the limited partners.

Exhibits

No exhibits accompany this filing.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned herunto duly authorized.

National Real Estate Limited Partnership Income Properties II
Registrant

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Date

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By John Vishnevsky, General Partner